Exhibit 99.1

ANNOUNCEMENT TO THE MARKET

Itaúsa, Itaú Unibanco and Duratex again selected as components of B3’s Corporate Sustainability Index (ISE)

Itaúsa – Investimentos Itaú S.A. (for the 11th year) and Itaú Unibanco Holding S.A. (for the 13th consecutive year) are pleased to announce that they have again been selected as components of B3’s Corporate Sustainability Index for 2018. Duratex S.A., an Itaúsa group member company, has also been included in this stringent list for the 10th consecutive year.

The new portfolio is made up of 33 shares of 30 companies, representing 12 sectors with an aggregate market value of R$ 1.28 trillion, equivalent to 41.47% of the total market capitalization of B3 listed companies (as of November 21, 2017). The new portfolio will be effective from January 08, 2018 through January 04, 2019.

Created in 2005 by B3 in partnership with FGV - EAESP, the Corporate Sustainability Index (ISE) reflects the return on a portfolio of shares of companies with the best corporate sustainability performance in all its dimensions.

The ISE’s objectives are to serve as a benchmark for socially responsible investments and to act as a catalyst for good practices in the Brazilian business métier. Similar to the Dow Jones Sustainability Index, the components of the ISE portfolio are reviewed annually based on the results of a careful and specific evaluation methodology.

This methodology is designed to provide a comprehensive assessment of different aspects of sustainability, such as environmental, social and economic-financial elements. The participation of Itaúsa, Itaú Unibanco and Duratex in the ISE reflects their long-term commitment to ethical business conduct, legal compliance, corporate governance and social, cultural and environmental responsibility.

We believe that this commitment is critical to maintaining, over the next few years, our companies’ sustainable growth, directed for creating value for both our shareholders and the society.

São Paulo (SP), November 23, 2017.

Alfredo Egydio Setubal	Alexsandro Broedel Lopes
Investor Relations Officer	Investor Relations Officer
Itaúsa – Investimentos Itaú S.A.	Itaú Unibanco Holding S.A.